Exhibit 1.01

Insulet Corporation
Conflict Minerals Report
For Calendar Year 2022

Insulet Corporation (“Insulet,” the “Company,” “we,” “us,” and “our”) submits this Conflict Minerals Report for the period January 1 to December 31, 2022 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products contracted to be manufactured contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”). Insulet is a member of the Responsible Minerals Initiative (“RMI”), a multi-industry initiative addressing conflict minerals issues in the supply chain.
Overview
Insulet’s Business
The Company primarily engages in the development, manufacture and sale of our proprietary Omnipod® System, a continuous insulin delivery system for people with insulin-dependent diabetes, which we have been selling since 2005. The “Omnipod System” includes: the Omnipod Insulin Management System (“Classic Omnipod”), the Omnipod DASHTM Insulin Management System (“Omnipod DASH”) and the Omnipod® 5 Automated Insulin Delivery System (“Omnipod 5”) (Classic Omnipod, Omnipod DASH and Omnipod 5 are collectively referred to as the “Covered Products”). Since 2019, we have produced one or more of the Covered Products from our manufacturing facility in Acton, Massachusetts. The Covered Products are also contracted to be manufactured in China for the Company by a subsidiary of Flex Ltd. (“Flex”), a provider of design, engineering, manufacturing and supply chain services and solutions; by Sanmina Corporation (“Sanmina”), a provider of integrated manufacturing solutions, components, products and repair, logistics and after-market services; and by Noetic, Inc. (“Noetic”), a developer and manufacturer of consumer electronics. For 2022, the Company used a third-party provider of environmental compliance data management software and services to collect, store, analyze and aggregate supplier data for reporting purpose (the “Collector”).
Insulet’s Products Covered by this Report
We have engaged the Collector to collect 3TG information from suppliers of the Covered Products, including Covered Products manufactured by the Company in Acton, Massachusetts. Based on inquiries to the Collector, and their respective inquiries to suppliers of components and subassemblies within the Covered Products, the Company has determined that 3TG are necessary to the functionality or production of the Covered Products manufactured or contracted to be manufactured during calendar year 2022. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (the “RCOI”) to determine whether any 3TG contained in the Covered Products originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and/or Angola (together, the “Covered Countries”), or were from recycled or scrap sources.
Reasonable Country of Origin Inquiry
The elements of the RCOI were: identification of the relevant suppliers; data collection; and assessment to determine whether further due diligence was required.

•	Identification of the suppliers: The Collector assisted us in our RCOI by helping us to initially identify 62 suppliers that may have provided 3TG used in the Covered Products (the “Supplier Group”).

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Information gathering from suppliers and smelter validation: On our behalf, the Collector distributed information to the Supplier Group about the Rule and requested information regarding the source of 3TG contained in the components and subassemblies supplied to manufacture the Covered Products. The Collector sent the Supplier Group the electronic Conflict Minerals Reporting Template (the “CMRT”) developed by the RMI. The CMRT is designed to obtain information on the 3TG contained in materials manufactured or supplied by the Supplier Group used in the Covered Products, including information on the type of 3TG involved, the source and country of origin of the 3TG, as well as the smelters and refiners of those 3TG. The Collector reviewed responses to the CMRT for plausibility, consistency and completeness. The Collector also reviewed smelters reported on responses to the CMRT against a Conflict Free Smelters (“CFS”) datebase established by the Collector containing all CFS listed by organizations such as the RMI, the Responsible Jewellery Council (“RJC”), the London Bullion Market Association (“LBMA”) and the Dubai Multi Commodities Centre (DMCI) as well as a Responsible Minerals Assurance Process (“RMAP”)-Active datebase that contains all of the smelters that are under the RMI RMAP-Active Program. For smelters that could not be identified against the CFS database and the RMAP-Active database, the Collector performs a smelter and refiner validation process which involves the Collector either requesting smelter validation from suppliers or contacting the smelters directly for validation. The Collector then provided us with reports summarizing the Supplier Group’s responses. Of the 62 entities identified in the Supplier Group, the Collector determined that 5 entities did not supply materials covered by the Rule. Of the remaining entities in the Supplier Group, the Collector received completed CMRT responses from approximately 100% of the entities.

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Assessment: Based on the RCOI, the Company has reason to believe that some 3TG may have originated in the Covered Countries and may not be from recycled or scrap sources. Accordingly, we conducted further due diligence on the source and chain of custody of 3TG contained in components and subassemblies provided by the Supplier Group.

Due Diligence Process
Design of Due Diligence Measures
Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition (2016)” and the related Supplements for 3TG (the “OECD Framework”). Our due diligence included the following elements of the OECD Framework:

•	Step 1: Establish strong company management systems;

•	Step 2: Identify and assess risk in the supply chain;

•	Step 3: Design and implement strategy to respond to identified risks;

•	Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and

•	Step 5: Report on supply chain due diligence.

Due Diligence Performed
Step 1: Establish Strong Company Management Systems
The Company has established a management system to determine the source and chain of custody of 3TG in our supply chain.
Conflict Minerals Policy. We have adopted a Conflict Minerals Policy that outlines to suppliers and customers our commitment to responsible sourcing of 3TG throughout our supply chain and to compliance with the Rule. The Conflict Minerals Policy is publicly available on our website at: https://investor.insulet.com/ESG.
Internal Team. Our management system includes oversight of our RCOI and due diligence data by a team (the “3TG Compliance Team”) made up of representatives from various departments within the Company, such as Operations (which includes members from our manufacturing and supply chain and procurement functions) and Legal. The 3TG Compliance Team is responsible for assessing any risks that may exist in our supply chain. Our Senior Vice President, Global Operations oversees the work of our 3TG Compliance Team.

Control Systems. We utilize the CMRT sent to the Supplier Group by the Collector to gather information on the chain of custody of 3TG included in the Covered Products.
Supplier Engagement. On our behalf, the Collector has communicated to the Supplier Group our obligations under the Rule by distributing to them the CMRT and providing them with training materials on compliance with the Rule.
Grievance Mechanism. We have a company level grievance mechanism as part of our Code of Business Conduct and Ethics that provides employees with a mechanism to report violations of our policies or other concerns. We have procedures in place for follow-up in the event any conflict minerals issues are raised through our grievance mechanism.
Record retention. We have a record retention policy applicable to conflict minerals-related documentation.
Step 2: Identify and Assess Risk in the Supply Chain
Distribution of CMRT to Supplier Group. In 2022, on behalf of the Company, the Collector distributed the CMRT to the Supplier Group in order to gather information on our supply chain, including (i) whether any of the minerals which could potentially be classified as 3TG are contained in materials the Supplier Group supplied to Insulet or its contract manufacturers or came from recycled or scrap sources, (ii) whether those minerals are necessary to the functionality or production of the parts or products in which they are used and (iii) whether those minerals originated from the Covered Countries.
Assessment of Supplier Group Responses. Of the relevant entities comprising the Supplier Group, we received fully completed CMRT responses from approximately 100% of the group. The Collector reviewed each response to assess the adequacy of such response. Suppliers that failed to respond to the CMRT or that did not provide responses to all applicable questions in the CMRT received follow-up communications from the Collector on our behalf requesting additional information. If supplier responses indicated that 3TG contained in components and subassemblies for the Covered Products may have originated from the Covered Countries, then such responses were reviewed by the Collector and reported to our 3TG Compliance Team for further review and determination of follow-up actions.
Step 3: Design and Implement a Strategy to Respond to Identified Risks
We work with the Collector to implement a risk management plan to address concerns that a supplier may be providing 3TG sourced from the Covered Countries for the production of the Covered Products. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries, the Collector, on our behalf, will follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and smelter or refiner. Identified risks will be reported to the 3TG Compliance Team, which will determine appropriate follow-up actions, if any, to mitigate risks.
Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
As a member of the RMI, Insulet leverages information from the independent third-party audits of the smelters or refiners facilitated by initiatives such as the RMI’s Resonsible Minerals Assurance Process, the LBMA and the RJC.

Step 5: Report on Supply Chain Due Diligence
This Conflict Minerals Report will be filed with the SEC and be publicly available at: https://investors.insulet.com/ESG. The reference to the Company’s website is provided for convenience only, and its contents are neither incorporated by reference into this report nor deemed filed with the SEC.
Due Diligence Results
Based on information from completed responses to the CMRT, the Collector identified 342 unique smelters or refiners used by the Supplier Group that may have been used to process 3TG in the Covered Products. Because many of the supplier responses to the CMRT are company-wide and not product-specific, the information provided on smelters or refiners may include facilities that do not provide materials that are used in our products. Due to the many company-wide responses and the multiple levels of suppliers in our supply chain, we are unable to determine with certainty at this time which smelters or refiners or which countries of origin listed in the responses to the CMRT actually provide the specific 3TG used in our Covered Products. Accordingly, as of this reporting period, the Company does not know all the facilities used to process the 3TG used in our Covered Products, or the country of origin of all the 3TG used in our Covered Products.

Steps to be Taken to Mitigate Risk
We intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefit armed groups in the Covered Countries:

1)
Continue to work closely with the Collector and the Supplier Group to obtain the necessary information on the origin of 3TG contained in the materials or components used in the Covered Products and continue to refine our applicability assessment process.

2)	Monitor and encourage the continuing development and progress of traceability measures of the suppliers within the Supplier Group that indicated that the source of 3TG was unknown or not determined.

3)	Engage suppliers to request smelters or refiners who do not participate in the RMI RMAP (or a cross-recognized program) to participate, or to work to transition away from such smelters or refiners.

Cautionary Statement about Forward-Looking Statements
This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in the light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near and long term. These forward-looking statements should be considered in the light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Form 10-K for the year ended December 31, 2022, and other filings with the SEC.